

December 20, 2023

Stuart Ingall-Tombs
Chief Financial Officer
Rentokil Initial plc
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom

Re: Rentokil Initial plc
Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 001-41524

Dear Stuart Ingall-Tombs:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 19. Exhibits
Exhibits 12.1, 12.2 and 13.1, page 57

1. Please provide certifications under Exhibits 12.1, 12.2 and 13.1 that are dated. Refer to instructions 12 and 13 in the Instructions to Exhibits of Form 20-F.

Consolidated Financial Statements
Consolidated Cash Flow Statement, page F-7

2. Please relabel the cash generated from operating activities title used throughout your filings, so it is not confusingly similar to net cash flows from operating activities. Cash generated from operations is the title used in the Illustrative Examples to IAS 7. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Notes to the Financial Statements, page F-8

3.   Item 10(e)(1)(ii)(C) of Regulation S-K generally prohibits the presentation of non-GAAP measures in the financial statement footnotes. Please remove the non-IFRS measures from your footnotes or tell us how your financial statement footnote disclosure for each non-IFRS measure meets the exception under Item 10(e)(5) of Regulation S-K. Also, tell us how you comply with all presentation and disclosure requirements for both Item 10(e)(1)(i) of Regulation S-K and all IFRS (or other) guidance you reference. Such measures may include adjusted profit before tax, adjusted income tax expense, effective tax rate, adjusted interest, adjusted cash flow, free cash flow, adjusted free cash flow and adjusted free cash flow conversion on pages F-18, F-36, F-64, F-65 and F-66. Also, tell us your IFRS basis for including organic revenue measures in your financial statement footnotes and explain why it is appropriate to (a) include estimated revenue of acquired entities for pre-acquisition periods in your organic revenue growth computations, since this estimated revenue does not appear to be yours, (b) treat Terminix inconsistently with your organic revenue growth computation policy and differently from other acquisitions and (c) refer to the estimated revenue as being pro forma, which implies it was prepared pursuant to Article 11 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769, if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services